

November 12, 2010

Jane Baughman
Executive Vice President and Chief Financial Officer
Cost Plus, Inc.
200 4th Street
Oakland, CA 94607

      Re: Cost Plus, Inc.
               Form 10-K for Fiscal Year Ended January 30, 2010
               Filed April 6, 2010
               Form 10-Q for Quarterly Period Ended July 31, 2010
               Filed August 27, 2010
               File No. 000-14970

Dear Ms. Baughman:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Andrew Mew
                    Accounting Branch Chief